FOR IMMEDIATE RELEASE

VUANCE LTD. ANNOUNCES RECORD
SECOND QUARTER 2008 OPERATING RESULTS

Revenues Increase 80% to Record $5.3 Million, up 29% Sequentially vs. Q1
Gross Profits Up 73.9% Compared to Prior-Year Period
Reduces Non-GAAP Operating Loss to Under $1 Million vs. $1.6 Million in Q1

Rockville, MD - August 5, 2008 - VUANCE Ltd. (NASDAQ: VUNC), a leading provider of innovative Radio Frequency Verification Solutions, including active RFID, electronic access control, credentialing, accountability and critical situation management, today announced its operating results for the second quarter and six month periods ending June 30, 2008.

Operating Highlights

•
VUANCE was awarded a $1.4 million contract from the Racine (Wisc.) Unified School District to install its MASC (Managed Automated Security Controls) security solution into 31 school buildings, and two administrative buildings, in the district. The school district is contemplating additional buildings with the potential to expand this initial project.

•
The French Art Network, a leading New Orleans Art Dealer with multiple locations throughout the country, selected VUANCE’s Active RFID product line, AAID’s Long Range Asset Tags and Passive Readers to monitor and secure the presence of valuable artwork in and between its galleries. A comprehensive asset management solution was developed by Florida-based Silent Partner Technologies, an AAID/VUANCE business partner and systems integrator.

•	The Company made continued progress in its goal to achieve more revenue diversity, expanding the sales within the United States as a percent of revenue.

Second Quarter 2008 Results

Revenues for the quarter ended June 30, 2008 increased 80% to a record $5.3 million compared with revenues of $2.9 million in the second quarter of 2007. This was also a 29% sequential improvement compared to the first quarter revenue of $4.1 million. The increase was largely driven by growth in the Passive RFID business, specifically related to Electronic access control and international projects implementation.

Eyal Tuchman, Chief Executive Officer of VUANCE Ltd., commented, “Demand for our solutions continues to grow across all our market verticals and we have reported record revenue despite the economic pressures impacting other industries. We are experiencing particular strength in the transportation and educational verticals, and our strategic shift to an indirect sales model continues to gain traction as we are seeing progress with our distribution partners around the world. The increased focus on security, whether it is protecting assets, preventing terrorism or supporting first responders in crisis situations, remains a driver for our business. It is becoming increasingly clear that security, such as preventing the theft or loss of valuable assets as well as protecting the public and improving the safety of first responders, is a necessity, not a discretionary purchase. VUANCE is uniquely positioned to provide fully integrated solutions in these areas, utilizing both passive and active RFID technologies.”

Gross profit increased 72.8% to $3.2 million in the most recent quarter, versus $1.8 million in the second quarter of 2007. Gross profit margin for the second quarter of 2008 was 60.1% compared to gross profit margin of 62.6% for the second quarter last year. The lower gross margin is the result of a change in product mix, and the impact of sales made through distribution partners, which carry a lower gross profit margin, but over time will result in a reduced sales and marketing expense. The Company expects to experience an increased operating margin which will more than offset the reduced gross profit margin as this strategic shift to a more indirect sales model comes to fruition.

Total operating expenses for the quarter were $4.5 million, reflecting the contribution of SHC, which was acquired in August of 2007, compared to total operating expenses of $2.9 million for the prior-year second quarter and $4.5 million for the previous quarter. The total operating expenses were unchanged compared to the $4.5 million reported for the first quarter of the year. The Company reported a loss from operations of $1.3 million compared to a loss from operations of $1.1 million in the prior-year second quarter and compared sequentially to the $1.9 million loss in the first quarter.

The Company reported a net loss of $1.6 million, or $0.30 per share, in the three months ended June 30, 2008, compared with a net loss of $1.3 million, or $0.33 per share, in the second quarter of 2007 based on 5.2 million and 4.0 million weighted average shares outstanding, respectively. For further comparison, the Company reported a net loss of $4.0 million, or $0.77 per share, in the three months ended March 31, 2008.

On a non-GAAP basis (see reconciliation between GAAP and non-GAAP results at the end of this press release), excluding non-cash stock-based compensation and amortization of intangibles assets related to SHC acquisition of $314,000 during the second quarter of 2008, the Company reported a non-GAAP operating loss of $984,000 in the second quarter of 2008 compared to the non-GAAP operating loss of $757,000 in the second quarter of 2007 and compared sequentially to a non-GAAP operating loss of $1.6 million in the first quarter of 2008. In the second quarter of 2008, the Company’s non-GAAP net loss totaled $1.2 million, or $0.24 per share, versus a non-GAAP net loss of $976,000, or $0.24 per share, in the second quarter of 2007 based on 5.2 million and 4.0 million weighted average shares outstanding, respectively. Non-cash stock-based compensation of $201,000 was recorded in the second quarter of 2008.

Mr. Tuchman continued, “As per our operating plan, we continue to narrow our losses and are making steady progress toward operational break-even by the end of this year. As projected in the first quarter, we have stabilized our total operating expenses and were able to leverage our fixed costs to report record revenue with flat operating expenses on a sequential basis. As a result, our non-GAAP operating loss decreased to $984,000 from $1.6 million in the first quarter of this year. We anticipate continuing this trend through the second half of the year, and reiterate our expectations of reaching operational break-even for the fourth quarter of this year, and we are confident we will experience profitability throughout 2009. Our year-over-year comparisons reflect the contribution of the SHC acquisition, which added to our fixed costs and also resulted in integration expenses, but we are proving our ability to leverage these new assets to drive top-line growth while reducing our expenses. At the same time, the price decrease of OTI shares and the recognition of onetime deferred expenses related to our convertible bond agreements continue to impact our GAAP financial results, albeit on a non-operating basis.”

Revenues for the six months ended June 30, 2008 increased 65.2% to $9.4 million compared with revenues of $5.7 million in the prior year period. Gross profit increased 73.9% to $5.8 million in the most recent six months, versus $3.3 million for the six months ended June 30, 2007. Gross profit margin for the first six months of 2008 was 61.2% compared to gross profit margin of 58.1% for the year-ago period. Total operating expenses for the six months ended June 30, 2008 were $8.9 million, reflecting the contribution of SHC, which was acquired in August of 2007, compared to total operating expenses of $5.2 million for the prior-year six month period. The Company reported a loss from operations of $3.2 million compared to a loss from operations of $1.9 million in the year-ago period. The Company reported a net loss of $5.5 million, or $1.07 per share, for the six months ended June 30, 2008, compared with a net loss of $2.4 million, or $0.60 per share, in the year-ago period based on 5.1 million and 4.0 million weighted average shares outstanding, respectively.

“Through two quarters, we are well on our way to achieving our guidance of at least $20 million in revenue for 2008,” added Mr. Tuchman. “We have about $9 million of this revenue goal already included in our backlog of booked orders to be implemented before the end of the year, as well as ongoing service and maintenance agreements. With $9.4 million booked through the first six months of the year, and nearly $9 million in the backlog we can achieve this $20 million target with only a few additional sales closing from our robust and growing sales pipeline. Simultaneously, we remain focused on sequential reductions in our operating expenses, allowing us to expand make steady progress toward the goal of break even EBITDA in our fourth quarter.”

On a non-GAAP basis (see reconciliation between GAAP and non-GAAP results at the end of this press release), excluding non-cash stock-based compensation and amortization of intangibles assets related to SHC acquisition $636,000 during the first six months of 2008, the Company reported a non-GAAP operating loss of $2.5 million compared with a non-GAAP operating loss of $1.3 in the year-ago period. In the six months ended June 30, 2008 excluding also Beneficial Conversion Feature of convertible bonds of $715,000, the Company’s non-GAAP net loss totaled $4.2 million, or $0.81 per share, versus a non-GAAP net loss of $1.8 million, or $0.46 per share, in the prior-year period based on 5.1 million and 4.0 million weighted average shares outstanding, respectively. Non-cash stock-based compensation of $412,000 was recorded in the first six months of 2008.

Investor Conference Call

VUANCE will host an investor conference call to discuss its second quarter 2008 operating results today, August 5, 2008 at 10 a.m. Eastern Time (ET) (17:00 Israel Time). During the call, Mr. Eyal Tuchman, CEO, and Mr. Lior Maza, CFO, will discuss the Company’s second quarter results.

To participate in the conference call, please call one of the following numbers five minutes before 10 a.m. ET (17:00 Israel Time):
In Israel:   03-9180691
In the US (toll free): 1-888-407-2553
In the UK (toll free): 0-800-917-5108

A replay of the teleconference will be available for a one-week period from 14:00 EDT (20:00 Israel Time) on August 5, 2008 until 13:00 EDT on August 12, 2008. To access the replay, please call one of the following numbers:
In Israel:   03-9255945
In the US (toll free): 1-888-326-9310
In the UK (toll free): 0-800-917-4256

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, VUANCE uses non-GAAP measures of operational profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123(R), onetime expenses and beneficial conversion feature and amortization of discount on convertible bonds and related expenses. VUANCE management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors.

About VUANCE Ltd.

VUANCE Ltd. develops and markets state-of-the-art security solutions for viewing, tracking, locating, credentialing, and managing essential assets and personnel. VUANCE solutions encompass electronic access control, urban security, and critical situation management systems as well as long-range Active RFID for public safety, commercial, and government sectors. The Company’s comprehensive product line enables end-to-end solutions that can be employed to successfully overcome the most difficult security challenges. Its Critical Situation Management System (CSMS) is the industry's most comprehensive mobile credentialing and access control system, designed to meet the needs of Homeland Security and other public initiatives. VUANCE is serious about security.

VUANCE Ltd. is headquartered in Rockville, MD. Its common stock is listed on the NASDAQ Capital Market under the symbol “VUNC”. For more information, visit www.vuance.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Investor/Media Contact
Hayden Communications
Brett Maas, 646-536-7331
brett@haydenir.com

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2008	2007
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$551	$2,114
Restricted cash deposit	2,537	3,172
Marketable securities	928	4,054
Trade receivables, net of allowance for doubtful accounts	2,370	2,463
Other accounts receivable and prepaid expenses	1,301	2,400
Inventories	1,011	566

Total current assets	8,698	14,769

INVESTMENTS AND LONG-TERM RECIVABLES:
Severance pay fund	334	309

PROPERTY AND EQUIPMENT, NET	238	218
OTHER ASSETS
Goodwill	3,920	3,644
Intangibles assets and deferred charges	1,547	2,012
Total Other Assets	5,467	5,656

TOTAL ASSETS	$14,737	$20,952

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2008	2007
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loan	$-	$478
Trade payables	1,682	1,498
Employees and payroll accruals	386	299
Convertible bonds	1,758	-
Accrued expenses and other liabilities	4,877	6,641

Total current liabilities	8,703	8,916

LONG-TERM LIABILITIES:
Convertible bonds	1,306	2,441
Accrued severance pay	400	362

Total long-term liabilities	1,706	2,803

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDER’S EQUITY	4,328	9,233

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$14,737	$20,952

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Six months ended June 30,		Three months ended June 30,
	2008	2007	2008	2007
	Unaudited

Revenues	$9,423	$5,703	$5,278	$2,934
Cost of revenues	3,648	2,384	2,105	1,097

Gross profit	5,775	3,319	3,173	1,837

Operating expenses:
Research and development	1,463	388	730	200
Selling and marketing	5,812	3,457	2,937	1,938
General and administrative	1,666	1,384	804	810

Total operating expenses	8,941	5,229	4,471	2,948

Operating loss	(3,166)	(1,910)	(1,298)	(1,111)
Financial expenses, net	(2,233)	(321)	(203)	(123)

Loss before taxes on income	(5,399)	(2,231)	(1,501)	(1,234)

Taxes on income	(115)	(180)	(49)	(96)
Net (loss)	$(5,514)	$(2,411)	$(1,550)	$(1,330)

Basic and diluted net loss per share	$(1.07)	$(0.60)	$(0.30)	$(0.33)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	5,138,834	4,006,935	5,150,991	4,012,687

* Certain comparative figures have been reclassified to confirm to the current period presentation.

RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Six months ended June 30, 2008				Six months ended June 30, 2007
	GAAP	Adjustment		Non-GAAP	GAAP	Adjustment		Non-GAAP
	Unaudited				Unaudited

Revenues	$9,423	-		$9,423	$5,703	-		$5,703
Cost of revenues	3,648	(10)(a	)	3,638	2,384	-		2,384

Gross profit	5,775	10		5,785	3,319	-		3,319

Operating expenses:
Research and development	1,463	(285)(a)(b	)	1,178	388	(65)(a	)	323
Selling and marketing	5,812	(226)(a)(b	)	5,586	3,457	(118)(a	)	3,339
General and administrative	1,666	(115)(a	)	1,551	1,384	(387)(a	)	997

Total operating expenses	8,941	(626)(a)(b	)	8,315	5,229	(570)(a	)	4,659

Operating loss	(3,166)	636		(2,530)	(1,910)	570		(1,340)
Financial income (expenses), net	(2,233)	715(c	)	(1,518)	(321)	-		(321)

Loss before taxes on income	(5,399)	1,351		(4,048)	(2,231)	570		(1,661)
Taxes on income	(115)	-		(115)	(180)	-		(180)

Net (loss)	$(5,514)	$1,351		$(4,163)	$(2,411)	$570		$(1,841)

Basic and diluted net loss per share	$(1.07)	$0.26		$(0.81)	$(0.60)	$0.14		$(0.46)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	5,138,834	5,138,834		5,138,834	4,006,935	4,006,935		4,006,935

(a)	The effect of stock-based compensation.
(b)	The effect of amortization of intangibles assets related to acquisition.
(c)	Beneficial conversion feature and amortization of discount on convertible bonds and other related expenses.

* Certain comparative figures have been reclassified to confirm to the current period presentation.

RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Three months ended June 30, 2008				Three months ended June 30, 2007
	GAAP	Adjustment		Non-GAAP	GAAP	Adjustment		Non-GAAP
	Unaudited				Unaudited

Revenues	$5,278	-		$5,278	$2,934	-		$2,934
Cost of revenues	2,105	(5)(a	)	2,100	1,097	-		1,097

Gross profit	3,173	5		3,178	1,837	-		1,837

Operating expenses:
Research and development	730	(137)(a)(b	)	593	200	(29)(a	)	171
Selling and marketing	2,937	(119)(a)(b	)	2,818	1,938	(10)(a	)	1,928
General and administrative	804	(53)(a	)	751	810	(315)(a	)	495

Total operating expenses	4,471	(309)(a)(b	)	4,162	2,948	(354)(a	)	2,594

Operating loss	(1,298)	314		(984)	(1,111)	354		(757)
Financial income (expenses), net	(203)	-		(203)	(123)	-		(123)

Loss before taxes on income	(1,501)	314		(1,187)	(1,234)	354		(880)
Taxes on income	(49)	-		(49)	(96)	-		(96)

Net (loss)	$(1,550)	$314		$(1,236)	$(1,330)	$354		$(976)

Basic and diluted net loss per share	$(0.30)	$0.06		$(0.24)	$(0.33)	$0.09		$(0.24)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	5,150,991	5,150,991		5,150,991	4,012,687	4,012,687		4,012,687

(a)	The effect of stock-based compensation.
(b)	The effect of amortization of intangibles assets related to acquisition.

  * Certain comparative figures have been reclassified to confirm to the current period presentation.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Six months ended June 30,		Three months ended June 30,
	2008	2007	2008	2007
	Unaudited
Cash flows from operating activities:
Net loss	$(5,514)	$(2,411)	$(1,550)	$(1,330)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	325	19	167	9
Accrued severance pay, net	13	(54)	10	(20)
Stock based compensation	412	570	201	354
Amortization of deferred charges	159	47	-	21
Amortization of discount on convertible bonds	715	122	-	61
Decrease (increase) in trade receivables	80	467	(383)	569
Decrease (increase) in other accounts receivable and prepaid expenses	1,113	(44)	506	(98)
Decrease (increase) in inventories	(445)	25	(40)	47
Increase (decrease) in trade payables	184	43	398	(27)
Increase (decrease) in employees and payroll accruals	54	(314)	95	15
Decrease in accrued expenses and other liabilities	(1,889)	(146)	(1,287)	(208)
Capital loss (gain) from sale of marketable securities	575	(75)	381	(75)
Decrease (increase) in value of marketable securities, net	252	-	(168)	-
Exchange differences on principle of long-term loan	5	13	3	(3)

Net cash used in operating activities	(3,961)	(1,738)	(1,667)	(685)

Cash flows from investing activities:
Purchase of property and equipment	(53)	(72)	(9)	(35)
Capitalization of software and intangible assets	-	(282)	-	(114)
Amounts carried to deferred charges	-	(52)	-	-
Proceeds from restricted cash deposits, net	635	(775)	289	(924)
Investment in marketable Securities of municipal bond, net	-	(1,425)	-	200
Proceeds from sale of marketable securities of other company	2,299	1,081	1,487	1,081
Net cash provided by (used in) investing activities	2,881	(1,525)	1,767	208

Cash flows from financing activities:
Short-term bank credit, net	(45)	(373)	(14)	(180)
Proceeds from long-term loan	-	2,500	-	-
Principal payment of long-term loan	(438)	(138)	(27)	(70)
Proceeds from exercise of options, net	-	52	-	52

Net cash provided by (used in) financing activities	(483)	2,041	(41)	(198)

Increase (decrease) in cash and cash equivalents	(1,563)	(1,222)	59	(675)
Cash and cash equivalents at the beginning of the period	2,114	2,444	492	1,897

Cash and cash equivalents at the end of the period	$551	$1,222	$551	$1,222

Supplemental disclosure of cash flows information:
Cash paid during the period for:
Interest	$8	$92	$2	$52
Supplemental disclosure of non-cash activities:
Trade payable and Employees and payroll accruals related to capitalization of software	$-	$65	$-	$45

1.	During the six months period and the three months period ended June 30, 2008 an amount of $90 and $8, respectively related to accounts payable was repaid using issuance of shares capital.
2.
During the six months period and the three months period ended June 30, 2008 an additional amount of $276 and $15, respectively was recorded as goodwill with respect to the acquisition of SHC as a result of clarifying of certain provisions of the acquired entity.